UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)*

NATHAN’S FAMOUS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

632347100

(CUSIP Number)

Howard M. Lorber

Nathan's Famous, Inc.

One Jericho Plaza

Jericho, New York 11753

(516) 338-8500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 632347100	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 980,051
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 980,051
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 980,051
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 632347100	Page 3 of 5 Pages

Item 1.	Security and Issuer.

The undersigned hereby amends the Schedule 13D filing dated January 27, 1997 (the “Initial Filing”) as subsequently amended (as so amended, together with the Initial Filing, the “Schedule 13D”) with regard to the shares of common stock, par value $.01 per share (the “Common Stock”), of Nathan’s Famous, Inc. (the “Company”), a corporation organized under the laws of the State of Delaware, with its principal executive offices located at One Jericho Plaza, Jericho, New York 11753.

Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

This Amendment No. 13 shall be deemed to add disclosure to Item 3 and amend and restate in its entirety Items 5(a) and 5(b) of the Schedule 13D and amend Item 5(c).

The primary purpose of amending the Schedule 13D is to reflect the change in percentage ownership of Mr. Lorber due to repurchases by the Company of its Common Stock, acquisition of Common Stock upon the exercise of stock options granted by the Company to Mr. Lorber, dispositions of Common Stock due to the withholding of shares of Common Stock to satisfy tax obligations in connection with the exercise of stock options or the vesting of restricted stock issued by the Company to Mr. Lober and the contribution of shares of Common Stock to Lorber Alpha II LP, a Nevada limited partnership, and Lorber Gamma LP, a Nevada limited partnership, in each case subsequent to July 10, 2013, the date of the last Schedule 13-D amendment filed by Mr. Lorber. In addition, on December 8, 2023, 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 vested which resulted in the acquisition of 4,895 shares of Common Stock following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units.

This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Subsequent to July 10, 2013, Mr. Lorber acquired 53,218 shares of Common Stock upon the exercise of stock options granted to Mr. Lorber by the Company, disposed of 46,802 shares of Common Stock in connection with the withholding of shares of Common Stock to satisfy tax withholding obligations related to the vesting of restricted stock or the exercise of stock options granted to Mr. Lorber by the Company, disposed of 37,860 shares of Common Stock in connection with gifts of such shares of Common Stock, contributed 175,000 shares of Common Stock to Lorber Alpha II LP, contributed 20,320 shares of Common Stock to Lorber Gamma LP and acquired 4,895 shares of Common Stock due to the vesting, on December 8, 2023, of 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

Item 5 (a) is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned Mr. Lorber is based upon 4,079,720 shares of Common Stock outstanding, which is as of October 27, 2023 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal period ended September 24, 2023, filed with the Securities and Exchange Commission on November 2, 2023.

As of the close of business on December 8, 2023, Mr. Lorber beneficially owns 980,051 Shares, representing 24.0% of the issued and outstanding shares of Common Stock, which includes (a) 709,731 shares held directly by Mr. Lorber, (b) 250,000 shares held by Lorber Alpha II LP, a Nevada limited partnership and (c) 20,320 shares held by Lorber Gamma LP, a Nevada limited partnership. Mr. Lorber exercises voting power and dispositive power over the shares of Common Stock held by Lorber Gamma LP and Lorber Alpha II LP. Lorber Alpha II, LLC, a Delaware limited liability company, is the general partner of Lorber Alpha II LP. Lorber Gamma, LLC, a Delaware limited liability company, is the general partner of Lorber Gamma LP. Mr. Lorber is the managing member of both Lorber Alpha II, LLC and Lorber Gamma, LLC. The foregoing does not include (a) 22,550 shares of Common Stock held by Lorber Charitable Fund and (b) 40,000 restricted stock units which are unvested. Mr. Lorber disclaims beneficial ownership of 22,550 shares of Common Stock held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

CUSIP NO. 632347100	Page 4 of 5 Pages

Item 5(b) is hereby amended and restated as follows:

Mr. Lorber has sole power to dispose or direct the disposition of 980,051 shares of Common Stock beneficially owned by him, which includes (a) 709,731 shares held directly by Mr. Lorber, (b) 250,000 shares held by Lorber Alpha II LP and (c) 20,320 shares held by Lorber Gamma LP and which does not include the 22,550 shares of Common Stock owned by the Lorber Charitable Fund. Mr. Lorber has sole power to vote or direct the vote of 980,051 shares of Common Stock beneficially owned by him, including (a) 709,731 shares held directly by Mr. Lorber, (b) 250,000 shares held by Lorber Alpha II LP, and (c) 20,320 shares held by Lorber Gamma LP. The foregoing does not include (a) 22,550 shares of Common Stock held by Lorber Charitable Fund and (b) 40,000 restricted stock units which are unvested. Mr. Lorber disclaims beneficial ownership of 22,550 shares of Common Stock held by Lorber Charitable Fund.

Item 5(c) is hereby amended to add the following:

Subsequent to July 10, 2013, Mr. Lorber acquired 53,218 shares of Common Stock upon the exercise of stock options granted to Mr. Lorber by the Company, disposed of 46,802 shares of Common Stock in connection with the withholding of shares of Common Stock to satisfy tax withholding obligations related to the vesting of restricted stock or the exercise of stock options granted to Mr. Lorber by the Company, disposed of 37,860 shares of Common Stock in connection with gifts of such shares of Common Stock, contributed 175,000 shares of Common Stock to Lorber Alpha II LP, contributed 20,320 shares of Common Stock to Lorber Gamma LP and acquired 4,895 shares of Common Stock due to the vesting, on December 8, 2023, of 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units.

CUSIP NO. 632347100	Page 5 of 5 Pages

Signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

December 12, 2023
Date

/s/ Howard M. Lorber
Signature

Howard M. Lorber
Name/Title: Executive Chairman